[BCE INC. LOGO]
News Release
For immediate release

BCE substantially satisfies conditions for CRTC approval

MONTREAL, Quebec, May 19, 2008 – BCE (TSX, NYSE: BCE) announced today that it has received written confirmation from the Canadian Radio-television and Telecommunications Commission (CRTC) that the Commission’s conditions set forth in its Decision of March 27, 2008 to its approval of the proposed acquisition of BCE by an investor group led by Teachers’ Private Capital, the private investment arm of the Ontario Teachers’ Pension Plan, Providence Equity Partners Inc., Madison Dearborn Partners, LLC, and Merrill Lynch Global Private Equity, have been fulfilled with two minor exceptions.

In its letter of May 16, 2008, the CRTC requested that an amended Principal Investors Agreement be filed with the Commission within 30 days addressing the mechanics of the appointment of an independent member of the board of directors should certain circumstances arise in the future. The CRTC’s letter also addresses an outstanding issue concerning the disposition of the balance of the tangible benefits payable by BCE as a result of the transaction, as a result of which BCE will now direct 10 per cent of those benefits to the BCE New Media Trust.

BCE expects the transaction to close before the end of the second quarter of 2008.

Caution Concerning Forward-Looking Statements

This news release contains forward-looking statements relating to the proposed privatization of BCE, legal proceedings related thereto and other statements that are not historical facts. Such forward-looking statements are subject to important risks, uncertainties and assumptions including, in particular, the inherent uncertainty regarding the conduct, outcome and timing of any litigation. The results or events predicted in these forward-looking statements may differ materially from actual results or events. As a result, we cannot guarantee that any forward-looking statement will materialize.

The completion of the proposed privatization transaction is subject to a number of terms and conditions, including, without limitation: (i) satisfaction of the conditions to the approvals of the Canadian Radio-television and Telecommunications Commission and the Minister of Industry, (ii) resolution of the appeals filed by the debentureholders with regard to the plan of arrangement, and any related stay or injunction that would prevent closing pending resolution of such appeals, and (iii) certain termination rights available to the parties under the definitive agreement dated June 29, 2007, as amended, governing the terms of the transaction. The conditions to these approvals may not be satisfied, the other conditions to the transaction may not be satisfied in accordance with their terms, and/or the parties to the definitive agreement may exercise their termination rights, in which case the proposed privatization transaction could be modified, restructured or terminated, as applicable. Failure to complete the proposed privatization transaction could have a material adverse impact on the market price of BCE’s shares.

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Additionally, we undertake no obligation to comment on expectations of, or statements made by, third parties in respect of the proposed privatization transaction. For additional information with respect to certain of these and other assumptions and risks, please refer to BCE’s 2007 annual MD&A dated March 5, 2008 included in the Bell Canada Enterprises 2007 Annual Report, BCE’s 2008 First Quarter MD&A dated May 6, 2008, as well as to the definitive agreement dated June 29, 2007, as amended, and BCE’s management proxy circular dated August 7, 2007, all filed by BCE with the Canadian securities commissions (available at www.sedar.com) and with the U.S. Securities and Exchange Commission (available at www.sec.gov). These documents are also available on BCE’s website at www.bce.ca.

About BCE Inc.

BCE is Canada’s largest communications company, providing the most comprehensive and innovative suite of communication services to residential and business customers in Canada. Under the Bell brand, the Company’s services include local, long distance and wireless phone services, high-speed and wireless Internet access, IP-broadband services, information and communications technology services (or value-added services) and direct-to-home satellite and VDSL television services. BCE also holds an interest in CTVglobemedia, Canada’s premier media company. BCE shares are listed in Canada and the United States.

For inquiries, please contact:

Jacqueline Michelis Bell Canada, Media Relations 1 877 391-2007 jacqueline.michelis@bell.ca	Thane Fotopoulos BCE, Investor Relations 514 870-4619 thane.fotopoulos@bell.ca